U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person 1

    Gerber                           David                 J.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                               83 Gerber Road West
--------------------------------------------------------------------------------
                                    (Street)

  South Windsor                       CT                 06074
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Gerber Scientific, Inc. (GRB)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     November 2001

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
          Vice President, Business Development
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      Transaction   Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Date          (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     (Month/Day/   ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Year)         Code     V                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           8/22/01        J *           419,757       D                               I        *
------------------------------------------------------------------------------------------------------------------------------------
                                       10/9/01        J **          818,564       D                               I        **
------------------------------------------------------------------------------------------------------------------------------------
                                       11/18/01       J ***         544,621       D               496,841         I        ****
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   71,913         D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                            Page 1
====================================================================================================================================


----------------------
1 If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                                                             Page 2


Explanation of Responses: See Attached Footnotes




/s/ David J. Gerber                                             12/10/01
---------------------------------------------            --------------------
    Signature of Reporting Person 2                               Date
    Name: David J. Gerber

_____________
2 Intentional misstatements or ommisions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                FORM 4 FOOTNOTES
                                ----------------

* Resignation as trustee of certain trusts for the benefit of Mr. Gerber's sister, Melisa T. Gerber, which held 419,757 shares of Common Stock of Gerber Scientific, Inc.

** Resignation as trustee of the H. Joseph Gerber Marital Trust for the benefit of Mr. Gerber's mother, Sonia K. Gerber, which held 818,564 shares of Common Stock of Gerber Scientific, Inc. Mr. Gerber continued to have beneficial ownership of these shares pursuant to the financial power of attorney referred to below.

***  Revocation of a financial power of attorney from Sonia K. Gerber to David
     J. Gerber with respect to her property, including shares of Common Stock of Gerber Scientific, Inc. held by Sonia K. Gerber.

**** Following the revocation of the financial power of attorney referred to above, Mr. Gerber's indirect beneficial ownership of shares of Common Stock of Gerber Scientific, Inc. may be deemed to include: 11,342 shares held in a trust for his benefit which he has the right to withdraw at any time; 30,746 shares held in a trust established under the will of Bertha Gerber (under the terms of trust, an unrelated party is the trustee, but is obligated to follow the direction of Mr. Gerber with respect to all matters relating to such shares, including voting and the retention or sale of such shares); 376,317 shares held in two trusts for Mr. Gerber's benefit, of which he is the sole trustee; 43,440 shares held in two trusts for Mr. Gerber's benefit, of which he is a co-trustee; and 34,996 shares held in a trust for the benefit of Sonia K. Gerber, of which Mr. Gerber is the sole trustee. Mr. Gerber disclaims beneficial ownership of the 34,996 shares held in the trust for the benefit of Sonia K. Gerber, of which he is sole trustee.


                                     Page 3